August 02, 2006
Via EDGAR (Correspondence), Fax and Courier
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE:	Alcatel Form 20-F for the fiscal year ended December 31, 2005 Filed March 31, 2006 File No. 001-11130
Dear Mr. Spirgel:
I am writing in response to comment 2 in your comment letter dated August 1, 2006. For your ease of reference, your comment has been reproduced in this letter, followed by our response.
Note 4 — Information by business segment and by geographical segment, page F-26
2 — We refer to your response to comment 2. Please tell us in more detail why you believe that you cannot make a reasonable allocation of your share-based payments and restructuring costs to your business segments. As part of your response, please address why you are able to allocate the salaries of your employees to your business segments on a reasonable basis but not the share-based payments and restructuring costs.
As explained in our prior response, we have chosen not to allocate some expenses by business segment for internal financial reporting purposes. However, some of these expenses can be allocated to business segments on a reasonable basis, as they relate to a single business segment. This is the case for the capital gain on disposal of consolidated entities accounted for in 2005 and the impairment on capitalized development costs recorded in 2004, and as we mentioned in our prior response, we propose to amend accordingly our disclosure on the information by business segment in our 2005 Form 20-F.

On the other hand, we consider that there is no reasonable basis to allocate by business segment the other expenses not allocated for internal financial reporting purposes (i.e. restructuring costs and share-based payments) and that these expenses therefore have to be excluded from the segment result, in accordance with IAS 14 paragraphs 16 and 18.
In reaching this conclusion, we took into consideration the following facts and patterns :
•	A material part of restructuring expenses are related to employees whose time is shared among different segments, and allocation of these expenses is arbitrary and cannot be considered reliable;

•	Some non-monetary restructuring expenses, such as impairment charges on property, plant and equipment, cannot be reliably allocated, as they relate to corporate buildings;

•	Expenses related to onerous contracts such as leasing commitments on leasehold vacant properties cannot be easily and reliably allocated;

•	Share-based payments are mainly related to corporate functions and are mostly made to employees working for several segments. Allocation of such payments by business segment is arbitrary and can be considered as controversial, depending of the allocation keys used. We deal with the same allocation issue when allocating the salaries of these employee. However, as the amount of these salaries relative to the total Group compensation is far less material than that of the share-based payments, we feel comfortable making such allocation. In view of the significant amount represented by share-base payments, we do not feel comfortable taking the same approach with respect to such expenses.

Sincerely.
/S/ JEAN-PASCAL BEAUFRET
Jean-Pascal Beaufret
Chief Financial Officer

cc:	Carlos Pacho Senior Assistant Chief Accountant

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